August 12, 2014

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: H. Roger Schwall

                  Assistant Director

RE:     Shell Midstream Partners, L.P.

                    Registration Statement on Form S-1

                    Filed June 18, 2014

                    File No. 333-196850

Ladies and Gentlemen:

Set forth below are responses of Shell Midstream Partners, L.P. (the “Partnership”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that appeared in the Staff’s letter dated July 16, 2014 regarding the above-referenced registration statement on Form S-1 (the “Registration Statement”). The Partnership has filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement through EDGAR and has separately forwarded unmarked courtesy copies of Amendment No. 1 to you, as well as marked copies to show changes made to the original filing of the Registration Statement. The Partnership has revised the financial statements for the three months ended March 31, 2013 to include the impact of certain errors. The responses below incorporate and include the revised amounts for the three months ended March 31, 2013. See Note 1 to the Ho-Ho condensed combined financial statements for additional information relating to these errors.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Partnership’s response to such comments. All page references in the Partnership’s responses are to Amendment No. 1.

Registration Statement on Form S-1 Filed June 18, 2014

General

1.	Please provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

RESPONSE: The Partnership advises the Staff that it intends to provide all omitted information that the Partnership is not entitled to omit under Rule 430A.

United States Securities and Exchange Commission

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: The Partnership undertakes to provide to the Staff all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Partnership has not provided, nor has it authorized anyone to provide on its behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The underwriters that are participating in the Partnership’s initial public offering have confirmed to the Partnership that they have not published or distributed any research reports about the Partnership in reliance upon Section 2(a)(3) of the Securities Act.

Prospectus Summary, page 1

Our Relationship with Shell, page 2

3.	Provide the basis for your statement that you believe that Shell is “motivated to promote and support the successful execution of our business.”

RESPONSE: The Partnership believes that Royal Dutch Shell plc and its controlled affiliates (other than the Partnership, the Partnership’s subsidiaries and the Partnership’s general partner) (“Shell”) are motivated to promote and support the successful execution of the Partnership’s business because following the Partnership’s initial public offering, Shell will own the Partnership’s general partner, a significant limited partner interest in the Partnership and all of the Partnership’s incentive distribution rights, which entitle Shell to increasing percentages, up to 48%, of the cash the Partnership distributes in excess of specified amounts. Most of the Partnership’s limited partner interest will consist of subordinated units that will be subordinated in their right to receive cash distributions until the Partnership distributes certain levels of cash generated from operations over a prolonged period of time. The Partnership has revised Amendment No. 1 in response to the Staff’s comment. Please see pages 2 and 126.

4.	Clarify the extent to which Shell will be a customer of your services. We note also the reference to Shell on pages 5 and 125.

RESPONSE: Shell and its affiliates will be and have been customers of Zydeco Pipeline Company LLC (“Zydeco”), Mars Oil Pipeline Company (“Mars”) and Colonial Pipeline Company (“Colonial”).

United States Securities and Exchange Commission

As discussed further in the Partnership’s response to comment 14, under the Interstate Commerce Act and the regulations of the Federal Energy Regulatory Commission (“FERC”), it is unlawful for the Partnership to disclose, and in some cases the Partnership does not have access to, the names of customers of the FERC-regulated entities in which the Partnership owns an interest. In compliance with FERC regulations, the Partnership has received consent from Shell to disclose the following information: for the year ended December 31, 2013, Shell and entities in which Shell owns an interest accounted for approximately 56% of the aggregate revenues of Zydeco and Mars, which hold the two systems operated by Shell Pipeline Company LP (“SPLC”).

The Partnership has revised Amendment No. 1 in response to the Staff’s comment. Please see pages 121, 123 and 126.

Our Assets and Operations, page 2

5.	Provide a cross-reference to more detailed information about the flow reversal project.

RESPONSE: The Partnership has revised Amendment No. 1 in response to the Staff’s comment. Please see page 2.

Organic Growth Projects, page 4

6.	Explain the term “tension-leg platform” or provide a definition in the Glossary.

RESPONSE: The Partnership has revised Amendment No. 1 in response to the Staff’s comment and provided a definition of such term in the Glossary. Please see page B-2.

Use of Proceeds, page 51

7.	Provide additional detail regarding the “general partnership purposes” you reference, quantifying the various items to which you expect to allocate the proceeds, to the extent known. See generally Item 504 of Regulation S-K, as well as Instructions 3 and 5, if applicable.

RESPONSE: The Partnership has revised Amendment No. 1 in response to the Staff’s comment. Please see pages 12 and 51.

Cash Distribution Policy and Restrictions on Distributions, page 54

Rationale for Our Cash Distribution Policy, page 54

8.	You use the term “date of determination.” Define that term.

RESPONSE: The Partnership has revised Amendment No. 1 in response to the Staff’s comment. Please see page 54.

United States Securities and Exchange Commission

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2015, page 65

9.	You present historical information for the twelve months ended March 31, 2014 and year ended December 31, 2013 and forecasted information for the twelve months ended June 30, 2015. Please advise us whether you intend to provide updated disclosure in that regard and, if not, whether presenting a different period would have yielded different results.

RESPONSE: The Partnership advises the Staff that it intends to provide historical information for the twelve months ended June 30, 2014 and forecasted information for the twelve months ended September 30, 2014 in a subsequent amendment to the Registration Statement.

10.	We note that you intend to make quarterly distributions, but that you have provided projected information only for the twelve months ending June 30, 2015. Insofar as you intend to make quarterly distributions, please revise the tabular entries to make this presentation on a quarterly basis.

RESPONSE: The Partnership has revised Amendment No. 1 in response to the Staff’s comment. Please see pages 66 and 67. The Partnership intends to update such projected information in a subsequent amendment to the Registration Statement.

Shell Midstream Partners, L.P., page 70

11.	Under “Revenue” you indicate that you have assumed a crude oil price of $100. Expand that disclosure to indicate the breakeven price below which you would not be able to make a distribution for the 12 months ending June 30, 2015.

RESPONSE: For purposes of estimating revenue from contractual product loss allowance, or PLA, if the Partnership assumed a crude oil price of $0 per barrel and held this price constant over the forecast period, the Partnership would still be able to make its estimated distributions to all common unitholders during the twelve months ending June 30, 2015 as PLA is only a small component of the Partnership’s revenue. The Partnership has revised Amendment No. 1 in response to the Staff’s comment to disclose the impact to estimated cash available for distribution resulting from an increase or decrease in assumed crude oil prices. Please see page 71.

12.	Under “Operations and Maintenance Expenses” you indicate that you estimate such expenses will be approximately $48.4 million. However, under “Capital Expenditures,” you indicate that you expect to incur $5.4 million of maintenance capital expenditures. Clarify the difference between “maintenance” expenses and “maintenance capital expenditures.”

RESPONSE: The Partnership has revised Amendment No. 1 to clarify the difference between maintenance expenses and maintenance capital expenditures. Please see pages 71 and 72.

United States Securities and Exchange Commission

Industry, page 110

13.	Please provide us with supplemental support for various claims which appear in the prospectus summary and in this section. With regards to the Bentek data and chart, please provide us supplementally with their consent to having their work cited and reproduced in the registration statement.

RESPONSE: The Partnership is supplementally providing (under separate cover) (a) information responsive to the Staff’s request for supplemental support for various claims which appear in the Prospectus Summary and Industry sections of Amendment No. 1 and (b) the consent from Bentek to having their work cited and reproduced in the Registration Statement.

Business, page 117

14.	Throughout the prospectus, you indicate that the majority of your revenues are derived from “long-term” agreements. Clarify the time frame of the different types of contracts that you reference. File any material contracts as exhibits or a form of such agreement if no one contract is material. Finally, identify any material customers.

RESPONSE: The Partnership has revised Amendment No. 1 to clarify the time frame of the different types of contracts referenced. Please see page 98.

The Partnership advises the Staff that it does not intend to file as exhibits the contracts between the entities in which it owns an interest and customers of those entities because the Partnership does not consider such contracts to be material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

Item 601(b)(1)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant.” According to Item 601(b)(10)(ii) of Regulation S-K, if a contract is of the type that ordinarily accompanies the kind of business conducted by a registrant, the contract will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the categories set forth in subsections (A) through (D) thereof. These subsections are inapplicable to the customer contracts of the entities in which the Partnership owns an interest.

The customer contracts of the entities in which the Partnership owns an interest were entered into in the ordinary course of business. The Partnership does not believe that its business is substantially dependent on any one of these contracts. The Partnership believes that if any of these contracts were to be terminated, the entities in which the Partnership owns an interest could replace such contract or the related revenue with a new contract or throughput in a relatively short period of time. The Partnership also believes that the effect of any termination of a customer contract on the Partnership’s results of operation and financial position, if any, would be limited and immaterial. For the reasons set forth above, the Partnership does not believe that these contracts are material contracts and required to filed pursuant to Item 601(b)(10) of Regulation S-K. The Partnership will continue to periodically review how it discloses information regarding these contracts to ensure material information is being provided to investors. The Partnership also respectfully notes that a review of the Commission filings of other partnerships with pipeline assets similar to those owned by the entities in which the Partnership owns an interest would reflect a similar approach taken by those partnerships with respect to customer contracts.

United States Securities and Exchange Commission

The Partnership advises the Staff that it does not depend upon a single customer, or a few customers, to the extent that disclosure pursuant to Item 101(c)(1)(vii) of Regulation S-K would be required. Moreover, under the Interstate Commerce Act and the regulations of the FERC, it is unlawful for the Partnership to disclose, and in some cases the Partnership does not have access to, the names of customers of the FERC-regulated entities in which the Partnership owns an interest. In compliance with FERC regulations, the Partnership has received consent from Shell to disclose the following information: for the year ended December 31, 2013, Shell and entities in which Shell owns an interest accounted for approximately 56% of the aggregate revenues of Zydeco and Mars, which hold the two systems operated by SPLC. Other than Shell and entities in which Shell owns an interest and Customer A discussed in Note 8 to Ho-Ho’s combined consolidated financial statements as of and for the years ended December 31, 2013 and 2012, the Partnership is not aware of any other customer that accounts for greater than 10% of the Partnership’s total revenues. The Partnership notes that the Partnership believes that the loss of Customer A would not have a material adverse effect on the Partnership and its subsidiaries taken as a whole. Consequently, the Partnership does not intend to identify any customers other than Shell and entities in which Shell owns an interest.

Our Assets and Operations, page 119

Mars System, page 121

Contracts, page 122

15.	In a manner similar to the contractual information provided for your other pipelines, please quantify the percentage of volumes transported on the Mars pipeline under either life-of-lease agreements or posted tariffs.

RESPONSE: The Partnership has revised Amendment No. 1 in response to the Staff’s comment. Please see page 123.

Bengal System, page 122

General, page 122

16.	Briefly describe here, or wherever else more appropriate, the population served by or significance of the Plantation pipeline.

RESPONSE: The Partnership has revised Amendment No. 1 in response to the Staff’s comment. Please see page 123.

United States Securities and Exchange Commission

Bengal Pipeline System, page 123

17.	Notwithstanding that you have discussed them textually, please add a visual depiction of the connecting Plantation and Colonial pipelines in a manner similar to the depiction of your connecting assets under the Mars Pipeline System. Also, provide a visual depiction for any of your other pipelines that have connections to material third-party assets.

RESPONSE: The Partnership has revised Amendment No. 1 in response to the Staff’s comment. Please see page 124.

Our Relationship with Shell, page 125

18.	Clarify whether Shell is or will be one of your customers and the amount of revenues attributable to Shell.

RESPONSE: The Partnership has revised Amendment No. 1 in response to the Staff’s comment. Please see pages 121, 123 and 126.

Certain Relationships and Related Party Transactions, page 146

Contracts with Affiliates, page 149

19.	We note your disclosure at pages 149-156 regarding your voting and operating agreements with affiliates and also that you have not referenced such agreements in your exhibit index. Please provide your analysis as to whether you are required to file such agreements as exhibits to your filing. Refer to Item 601 of Regulation S-K.

RESPONSE: The Partnership advises the Staff that it intends to file the form of its voting agreement with SPLC and has revised the list of exhibits accordingly. Please see page II-2.

The Partnership does not believe that the organizational agreements of the entities in which it owns an interest are material contracts and required to be filed pursuant to Item 601(b)(10) of Regulation S-K. SPLC holds many of its interests in midstream assets through partial ownership of entities also owned by third parties. The Partnership believes that these organizational agreements were entered into in the ordinary course of business of SPLC and are not agreements on which the Partnership’s business is substantially dependent. Moreover, the Partnership believes that its current disclosure under “Certain Relationships and Related Party Transactions — Contracts with Affiliates” beginning on page 150, regarding these organizational agreements, provides investors with all the material terms of the agreements.

United States Securities and Exchange Commission

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

20.	Please (i) explain to us why you account for your investment in Mars under the equity method, as you appear to have a 71.5% controlling financial interest as a result of the voting agreement with SPLC, and (ii) identify for us the differences between your investments in Zydeco and Mars that led to different methods of accounting.

RESPONSE:

(i) The Partnership has a 28.6% ownership interest and a 71.5% voting interest in Mars. The Partnership accounts for its investment in Mars under the equity method because the Partnership will have the ability to exercise significant influence through its representation on the board of directors and its participation in the policy-making process, but the Partnership will not control Mars as significant decisions require approval of all equity owners. (ii) The difference between the Partnership’s investment in Mars and Zydeco is related to control. The Partnership controls 100% of Zydeco through its 100% voting interest, but for purposes of applicable accounting guidance the Partnership does not control Mars, as significant decisions require approval of all equity owners of Mars.

Mars

In the Partnership’s analysis of the appropriate accounting treatment for its interest in Mars, and the related financial reporting in the unaudited pro forma condensed combined financial statements included in the Registration Statement, the Partnership analyzed terms and conditions of the Mars partnership agreement as well as the expected provisions of its voting agreement with SPLC.

1.)	The Partnership considered whether Mars qualifies for the business scope exception under the variable interest entity (“VIE”) subsections of Accounting Standards Codification (“ASC”) 810-10 or any other consolidation scope exceptions under ASC 810-10-15 and determined that none of the scope exceptions apply.

2.)	The Partnership considered whether it will have a variable interest in Mars. A qualitative assessment was performed of the variability that Mars was designed to create and pass along to its interest holders (including the Partnership), as set forth under ASC 810-10-25. The Partnership identified certain risks that will expose the Partnership to variability in the Partnership’s ability to generate sufficient cash flows to meet its investor’s expectations. These risks include operational risk associated with significant accident or event that results in a business interruption or shutdown.

Further, the business purpose of Mars is to operate a pipeline. The returns and losses resulting from Mars’ operations will directly affect the Partnership’s value. As a result, the Partnership concluded that Mars will be a variable interest because of the Partnership’s ability to absorb or receive the variability (i.e. changes in cash flows and income) that Mars was designed to create and pass along to the Partnership.

United States Securities and Exchange Commission

3.)	The Partnership utilized ASC 810-10-15 to assess whether Mars will be a VIE and concluded that Mars will not be a VIE because (1) Mars has enough equity to finance its activities without additional subordinated financial support based on its projected returns and cash flows, (2) the three equity holders of Mars, as a group (SPLC, the Partnership and a third party), have the characteristics of a controlling financial interest, and (3) Mars is not structured with non-substantive voting rights (i.e., an anti-abuse clause) as substantially all of Mars’ activities do not involve, and are not conducted on behalf of, the third party equity holder that will have disproportionately fewer voting rights.

4.)	Since Mars is not a VIE, the Partnership evaluated its expected interest in Mars under the voting model based on ASC 810-10-15. According to the Mars partnership agreement, significant decisions require 100% consent of both SPLC and the third party. Examples of such decisions include:

a)	acquiring or selling all of the real and personal property assets of Mars;

b)	election of Mars partnership committee officials;

c)	terminating the business or dissolving Mars;

d)	authorizing the borrowing of money on the credit of Mars or the issuance of any securities by Mars; and

e)	approving any capital expenditures by Mars in excess of $500,000 per project or $2,000,000 annually.

In connection with the offering, SPLC will contribute a 28.6% ownership interest in Mars to the Partnership and the Partnership will enter into a voting agreement with SPLC, whereby SPLC will give the Partnership voting control of SPLC’s retained 42.9% ownership interest. The Partnership will have no financial interest in this ownership interest retained by SPLC; the Partnership will have a 71.5% voting interest in Mars but only a 28.6% financial interest. As previously described, significant decisions by Mars require 100% consent of the stakeholders. As a result, the Partnership will not control Mars despite having a 71.5% voting interest and, thus, will not consolidate its financial results.

Moreover, according to ASC 323-10-05, the equity method of accounting is required for investments when the investor does not control an investee or is not the primary beneficiary of the investee if the investment is a VIE, but has the ability to exercise significant influence over the investee’s operating and financial policies. According to ASC 323-10-15-8, when an investor holds 20% or more of the voting stock of an investee, an investor is presumed to have significant influence. The Partnership concluded that it will have the ability to exercise significant influence through its 71.5% voting interest. Therefore, the Partnership will account for its investment in Mars as an equity method investment.

United States Securities and Exchange Commission

Zydeco

In the Partnership’s analysis of the appropriate accounting treatment for its interest in Zydeco, and the related financial reporting in the unaudited pro forma condensed combined financial statements included in the Registration Statement, the Partnership analyzed terms and conditions of the Zydeco partnership agreement as well as the expected provisions of its voting agreement with SPLC.

1.)	The Partnership considered whether Zydeco qualifies for the business scope exception under the VIE subsections of ASC 810-10 or any other consolidation scope exceptions under ASC 810-10-15 and determined that none of the scope exceptions apply.

2.)	The Partnership considered whether it will have a variable interest in Zydeco. A qualitative assessment was performed of the variability that Zydeco was designed to create and pass along to its interest holders (including the Partnership), as set forth under ASC 810-10-25. The Partnership identified certain risks that will expose the Partnership to variability in the Partnership’s ability to generate sufficient cash flows to meet investor’s expectations. These risks include operational risk associated with significant accident or event that results in a business interruption or shutdown.

Further, the business purpose of Zydeco is to operate a pipeline. The returns and losses resulting from Zydeco’s operations will directly affect the Partnership’s value. As a result, the Partnership concluded that Zydeco will be a variable interest because of the Partnership’s ability to absorb or receive the variability (i.e. changes in cash flows and income) that Zydeco was designed to create and pass along to the Partnership.

3.)	The Partnership utilized ASC 810-10-15 to assess whether Zydeco will be a VIE and concluded that Zydeco will not be a VIE because (1) Zydeco has enough equity to finance its activities without additional subordinated financial support based on its projected returns and cash flows (2) the two equity holders of Zydeco, as a group (SPLC and the Partnership), have the characteristics of a controlling financial interest and (3) Zydeco is not structured with non-substantive voting rights (i.e., an anti-abuse clause) as substantially all of Zydeco’s activities do not involve, and are not conducted on behalf of, a third party equity holder that will have disproportionately fewer voting rights.

4.)	Since Zydeco is not a VIE, the Partnership evaluated its expected interest in Zydeco under the voting model based on ASC 810-10-15. In connection with the offering, SPLC will contribute a 43.0% ownership interest in Zydeco to the Partnership and the Partnership will enter into a voting agreement with SPLC, whereby SPLC will give the Partnership voting control of its retained 57.0% ownership interest. As a result, the Partnership will have 100% voting control of Zydeco and, thus, will consolidate Zydeco’s financial results.

United States Securities and Exchange Commission

Audited Financial Statements of Ho-Ho, page F-27

Allowance Oil Inventory, page F-35

21.	You state on page F-35 that cost is determined using the “average cost method” and on page 109 that cost is determined using the “average market price,” but these characterizations do not appear the same. Please clarify your wording.

RESPONSE:

The Partnership has revised Amendment No. 1 in response to the Staff’s comment. Please see pages 110, F-21 and F-36.

Please also refer to the Partnership’s response to comment 22 for supplemental information regarding the nature of allowance oil and the Partnership’s related accounting treatment.

22.	Please explain to us the basis for your accounting for allowance oil inventory as you appear to be stating inventories above cost. As part of your analysis, explain to us (i) how your allowance oil inventory has an “immediate marketability at quoted prices” and (ii) the frequency and circumstances that you sell allowance oil inventory. Also address how you considered the criteria in FASB ASC 330-10-35-16(b)(3) that “costs may be difficult to obtain” and explain whether your accounting is appropriate in circumstances where cost is not difficult to obtain, which appears to be your circumstance. Finally, explain if your inventories are reduced by expenditures to be incurred in disposal.

RESPONSE:

The Partnership respectfully informs the Staff that the accounting treatment does not result in instances of stating allowance oil above cost and as such, the criteria in FASB ASC 330-10-35-16(b)(3) is not applicable. The Partnership has revised the disclosure in Amendment No. 1 to provide clarification on this point.

Allowance oil is a factor in the Predecessor’s pipeline tariffs which provides for the retention of a certain portion of the crude oil shipped by the shipper (the “Product Loss Allowance”). Allowance oil, which is payable in crude oil and contractually due and payable, is calculated by applying a pre-determined Product Loss Allowance percentage factor to shipped volumes. This Product Loss Allowance is meant to cover evaporation and other loss in transit. As the pipeline owner, the Predecessor records allowance oil based on the number of allowance oil barrels collected valued using the average market price of the relevant type of crude oil during the recording period which is reflected as a current asset on the balance sheet. Market prices of crude oil are available on a daily basis at liquid trading hubs that are listed on commodity exchanges and various publications such as Platt’s.

United States Securities and Exchange Commission

Over time, allowance oil may exceed adequate cushion against losses from pipeline operations. Thus, at various times, approximately four times per year, such excess allowance oil is converted to cash resulting in a net gain or loss. During the years ended December 31, 2013 and 2012, net losses from the conversion of allowance oil to cash were $0.9 million and $1.8 million, respectively. During the three months ended March 31, 2014, there were no conversions of allowance oil thereby resulting in no net gains or losses during that period. During the three months ended March 31, 2013, the conversion of allowance oil resulted in a $0.1 million net gain.

The Partnership has revised Amendment No. 1 in response to the Staff’s comment. Please see pages 110, F-21 and F-36.

23.	Please separately present on the face of the statements of operations the following: (i) net gains / losses from allowance oil inventory due to normal, recurring pipeline operations, (ii) revenue attributable to the sale of allowance oil inventory, and (iii) inventory costs related to allowance oil that has been sold. Refer to Rule 5-03 of Regulation S-X.

RESPONSE:

During the years ended December 31, 2013 and 2012 and the three months ended March 31, 2014 and 2013, net gains from allowance oil due to normal, recurring pipeline operations, which are reported in Operations and maintenance expenses in the Predecessor’s statements of operations, were $1.3 million, $2.1 million, $0.3 million and $2.7 million, respectively. Based on the guidance in Rule 5-03 of Regulation S-X, such amounts are not deemed quantitatively material to separately present on the face of the statements of operations. Accordingly, no revisions to the face of the statements of operations are proposed in response to item (i) of the Staff’s comment 23.

The Partnership notes that revenues are derived from one source, crude oil transportation, thereby resulting in the presentation of a single stream of revenue on the face of the statements of operations. The conversion of allowance oil to cash is not considered a separate revenue stream from the Partnership’s crude oil transportation revenues. As denoted above, allowance oil is generated by receipt of crude oil earned for the transportation of crude oil on the Partnership’s pipeline to cover evaporation and other loss in transit. Net losses of the conversion of allowance oil to cash were $0.9 million and $1.8 million for the years ended December 31, 2013 and December 31, 2012, respectively. During the three months ended March 31, 2014, there were no conversion of allowance oil thereby resulting in no net gains or losses during that period. During the three months ended March 31, 2013, the conversion of allowance oil resulted in a $0.1 million net gain. Such amounts are not deemed quantitatively material to separately present on the face of the statements of operations. The Partnership converted crude to cash approximately 4 times in each of 2013 and 2012. The net loss generated in 2013 and 2012 is the result of a single transaction during each year from a short-term price drop in the respective crude price. The market price for such crude recovered in the subsequent period and there are no lower of cost or market issues related to allowance oil as of December 31, 2013 and December 31, 2012 nor March 31, 2014 or March 31, 2013. Accordingly, no revisions to the face of the statement of operations are proposed in response to items (ii) and (iii) of the Staff’s comment 23. On a prospective quarterly basis, the Partnership will continue to monitor the materiality of these gains and losses and evaluate the appropriate presentation in accordance with Rule 5-03 of Regulation S-X. We anticipate these transactions will not be deemed quantitatively material in future periods.

United States Securities and Exchange Commission

Environmental Matters, page F-36

24.	Please revise the third sentence to more clearly describe the environmental expenditures that you expense.

RESPONSE: The Partnership has revised Amendment No. 1 in response to the Staff’s comment to more clearly indicate that the Partnership expenses costs such as permits, compliance with existing environmental regulations, remedial investigations, soil sampling, testing and monitoring costs. Please see pages F-22 and F-37.

The Predecessor’s accounting treatment of environmental matters is assessed under the guidance of ASC 410-30, Environmental Obligations, and ASC 450-20, Loss Contingencies.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Hillary H. Holmes of Baker Botts L.L.P. at (713) 229-1508 or A.J. Ericksen of that firm at (712) 229-1393.

Very truly yours,

/s/ Lori M. Muratta
Vice President, General Counsel and Secretary Shell Midstream Partners GP LLC

cc:	Paul Monsour (Securities and Exchange Commission)
Kelly B. Rose, Hillary H. Holmes and A.J. Ericksen (Baker Botts L.L.P.)
Douglas E. McWilliams and Gillian A. Hobson (Vinson & Elkins L.L.P.)
Chelsea Hendrickson (PricewaterhouseCoopers LLP)